U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-SB/A
GENERAL FORM FOR REGISTRATION OF
SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities
Exchange Act of 1934

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(Name of Small Business Issuer in its charter)

Nevada	88-0404186
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Unit 1, 3071 No. 5 Road Richmond, B.C., Canada	V6X 2T4
(Address of Principal Office)	Zip Code

Issuer's telephone number: (604) 718-2188

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

INTRODUCTION

On August 21, 2000, the Company filed a registration statement on Form 10SB. That registration was amended by filing a Form 10SB on September 29, 2000. The amended registration statement became effective on or about October 20, 2000, but included unaudited financial statements for the period ended June 30, 2000. The purpose of filing this amended registration statement on Form 10SB/A is to include unaudited financial statements for the period ended September 30, 2000.

PART I -

Item 1. DESCRIPTION OF BUSINESS

Background

The Company was incorporated under the laws of Nevada on September 14, 1998, as Sabai Sabai Enterprises, Corp.   It was initially formed to engage in the business of importing low-priced quality products from Southeast Asia for distribution throughout North America. The Company spent several months engaged in the process of raising capital and seeking to implement its original business plan, but never commenced any commercial operations relating to its initial business plan.

On March 30, 2000, there was a change in control of the Company. On that date, T.Z.F. International Herbs Investment, Inc., a British Columbia corporation (the "BC Company"), purchased 1,000,000 shares of the issued and outstanding common stock of the Company, representing 62.5% of the issued and outstanding stock, for a purchase price of $140,000. This stock purchase was completed as the first step in a business acquisition transaction between the Company and the BC Company. In conjunction with closing of the stock purchase transaction, the then current officers and directors of the Company resigned and successors designated by the BC Company were appointed.

The second step in the business acquisition transaction was completed on April 30, 2000. On that date, the BC Company surrendered its 1,000,000 shares in the Company for cancellation. At the same time, the Company acquired all of the issued and outstanding stock of the BC Company in exchange for issuance of 18,451,843 shares of its common stock (as adjusted to account for a subsequent 10:1 forward split of the Company's issued and outstanding common stock). In May 2000, following completion of the forward split, the Company authorized the issuance of 250,000 restricted shares as compensation for consulting services. Following these transactions, the Company had a total of 24,701,843 shares issued and outstanding, of which 18,451,843 shares, or approximately 74.20%, were owned by the persons who had previously been shareholders of the BC Company.

The BC Company, which is now a wholly-owned subsidiary of the Company, is the entity through which the Company plans to conduct its business operations. It owns the formula and all distribution and intellectual property rights, including trademark, patent and industry design rights, to Snow Lotus Tea products.

On May 25, 2000, the Company changed its name to T.Z.F. International Investments, Inc. The Company, and its wholly-owned subsidiary, the BC Company, are both based in Richmond, British Columbia, Canada.

The Product

The only product of the Company which is currently being distributed is Snow Lotus Tea, which is primarily an extract of the snow lotus flower which grows in high elevations in the mountains of Tibet and neighboring Chinese provinces. In addition to the snow lotus flower, the product also incorporates other Chinese herbal ingredients, including Chin-Chiao (Gentiana macrophylla), Dong Quai (Angelica sinensis), and Dang-Shen (Salvia mitiorrhiza).

Through the BC Company, the Company owns the formula, distribution and intellectual property rights, including trademark, patent and industrial design rights, in connection with the "Snow Lotus Tea" series products. It acquired those rights from Shenzhen Hungyunda Enterprises Co. Ltd. of China pursuant to an Assignment Agreement dated December 15, 1999. Prior to the execution of the Assignment Agreement, the BC Company was licensed to develop, market, and distribute the "Snow Lotus Tea" products in North America, but did not own the formula rights. In consideration for the assignment, Shenzhen Hungyunda was issued 6,000,000 Common B Shares in the BC Company. In conjunction with the share exchange on April 30, 2000, such shares were converted into 6,000,000 shares of common stock in the Company.

The Company purchases the ingredients for the product from Chinese herbs material wholesale agents in China. The product is manufactured for the Company in Beijing, China, by Zhong Jia Yi Medical and Pharmaceutical Technology Company, and is then imported into Canada by the Company for resale. Qing Liu, who is a director of the Company, was the president of Zhong Jia Yi Medical and Pharmaceutical Technology Company from 1996 -1997.

In, October, 1998, the Canadian Food Inspection Agency approved the sale of Snow Lotus Tea in Canada as a food product, and the Company is currently focusing its efforts on selling the product in two markets in Canada. One is the health food and supplements market, in which the product is being marketed as a health food supplement. The other market consists of local Traditional Chinese Medicine practitioners, Naturopathic clinics and the Chinese community throughout Canada, in which the product is considered to be a Chinese formula natural remedy for arthritis.

In the future, the Company intends to apply to the U.S. Food and Drug Administration for permission to sell Snow Lotus Tea as a food product in the U.S. It is not known when, or whether, the Company is likely to receive permission from the FDA to sell its product in the

United States. In the future, the Company may also elect to seek approval from appropriate governmental agencies in both Canada and the U.S. to market Snow Lotus Tea as an over-the-counter medicine for the treatment of the symptoms of arthritis. However, the process of obtaining approval for sale of any product as an over-the-counter medicine is extremely time-consuming and expensive. As a result, the Company may never have the funds or other resources required to initiate that process.

The Company has filed trademark applications in the United States and Canada for the tradename "Snow Lotus."

The product is sold in ready-to-drink form and is intended to be consumed in small quantities (one or two spoonfuls at a time). To date, approximately 35,000 bottles (500 ml/bottle) have been produced for the Company and the Company has contracted for the production of an additional 50,000 bottles. The total capacity of the manufacturing facility is approximately 75,000 bottles per month.

Research and Development

The Company itself has not expended funds for research and development regarding its Snow Lotus Tea product, and instead has relied upon research contracted to and conducted by other organizations. For example, various limited research studies regarding the efficacy of Snow Lotus Tea in treating rheumatoid arthritis have been conducted by the Society for Therapeutic Alternatives Using Natural Chinese Healing Methods ("STAUNCH"), of British Columbia, Reviere Consulting, Chinese Medicine and Acupuncture Specialists of Vancouver, and the International College of Traditional Chinese Medicine ("TCM") in Vancouver. Each of these studies was limited in scope and may not fairly indicate the efficacy of Snow Lotus Tea in the treatment of arthritis.

The Market

As of September 30, 2000, the date of the financial statements included with this registration statement, the Company remains in the development stage. Its only current market for sale of the Snow Lotus Tea is in Canada. For the period from January, 2000 through June, 2000, it had total sales of only approximately $1,630. As of July 1, 2000, the Company executed a new exclusive distribution agreement with Expediter Sales, Ltd., of Vancouver, British Columbia, pursuant to which the distributor is obligated to sell a minimum of one container load (approximately 25,000 bottles) per month commencing August 1, 2000. At current prices (approximately $15/bottle, U.S.) a full container load would result in approximately $375,000 in gross revenue for the Company. For the quarter ended September 30, 2000, the Company booked sales of $270,969. In addition, subsequent to September 30, 2000, the Company completed two acquisitions which were reported in filings on Form 8K dated December 21, 2000, and December 31, 2000. As a result of these acquisitions, the Company has expanded its product line and is no longer in the development stage.

Competition

The Company's Snow Lotus Tea product is being marketed through retail outlets in the health food and supplements market. In this market, product knowledge is an essential part of the sale of any given product although price is also an important factor. Other products similar to Snow Lotus Tea are available in this market, and they are generally sold through price point displays in retail stores. However, the Company does not believe that there are other products which are currently available as herbal drinks or health food supplements which are targeted at arthritis and which have no known side effects.

Administrative Offices

The Company currently maintains a mailing address at Unit 1, 3071 No. 5 Road, Richmond, B.C., Canada V6X 2T4. The Company's telephone number there is (604) 718-2188. Other than this mailing address, the Company does not maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays rent in the amount of CAD $3,300 (approximately $2,220 U.S. dollars) per month for the use of this office space. The lease is for three years, and commenced on July 1, 1999.

Employees

As of September 30, 2000 (the date of the financial statements included in this registration statement), the Company had 10 full-time employees and also used part-time assistance and contract services as needed. Management of the Company also expects to use consultants, attorneys, and accountants as necessary. Subsequent to September 30, 2000, the Company completed two acquisitions, as a result of which, its number of employees increased substantially.

Risk Factors

An investment in the outstanding securities of the Company should be considered to be extremely risky. The following discussion of risk factors is not intended to provide an exhaustive list of all of the risks which may be associated with an investment in the Company. Any person considering such an investment should carefully consider all of the risks involved, including, but not limited to, the risk factors discussed below, before making an investment decision.

Limited Operating History. The Company was formed in December, 1998, and itself has no operating history or revenues from operations. On April 30, 2000, it acquired all of the issued and outstanding stock of the BC Company which thereby became a wholly-owned subsidiary of the Company. The BC Company was incorporated in May, 1998, and has only a limited operating history. As a result, in conducting operations through the BC Company, the

Company faces all of the risks inherent in a new business venture, including all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

Early Stage Product Development. The Company is conducting pre-clinical studies and research studies on Snow Lotus Tea and other potential products. The results of research, pre-clinical studies and clinical trials are inherently unpredictable. Furthermore, successful completion of pre-clinical studies would justify human testing but would not be predictive of successful human testing. To date, the only commercially available product developed by the Company is Snow Lotus Tea. There is no assurance that the Company will be able to develop any other commercial products or that it will be capable of producing Snow Lotus Tea or any other products in commercial quantities at reasonable cost; that it will be able to successfully market its products; or that it will be able to generate an acceptable return on its investment in research and development through product sales, royalties, license fees, milestone payments or other potential sources of revenue.

No Market for Stock. At the present time, there is no public market for the Company's common stock and there is no assurance that a market will develop in the future. Although the Company's outstanding shares have been approved for trading on the "Pink Sheets" maintained by the National Quotations Bureau, there has been no trading in such shares. Even if a market should develop in the future, there is no assurance that it will be maintained. Thus, persons who purchase shares of the Company may find it to be difficult or impossible to liquidate their investment, because of the lack of a market or the difficulty in maintaining a market. There is currently no person or entity which is obligated to make or maintain a market in the Company's shares.

No Assurance of Success or Profitability. There is no assurance that the operations to be carried on by the BC Company will be successful or that they will ever will generate significant revenues or profits. From inception (September, 1998) through September 2000, the Company generated no significant revenues and incurred cumulative losses of approximately $765,832. The likelihood of success of such operations must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development of a new business.

Need for Additional Financing. The Company will require additional funds to continue research and product development, to initiate marketing activities, and to implement the terms of its business plan. As of September 30, 2000, the Company and the BC Company (its wholly-owned subsidiary), had received gross proceeds of approximately CAD $3,858,965 (approximately $2,597,083 U.S. dollars) from the private placement of securities. In addition, subsequent to September 30, 2000, the Company received loans totalling $5,000,000 from one of its shareholders, and on December 31, 2000, these loans were converted to an equity investment. The loans and the equity conversion were disclosed in reports on Form 8K dated December 21, 2000, and December 31, 2000. To the extent that the capital resources of the Company and the

BC Company are insufficient to meet current or planned operating requirements, they will be required to seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company would be required to delay, trim or eliminate its research and product development programs or other programs or services which are currently part of the business plan, or may be required to alter the business plan, which is likely to have a material adverse effect on the Company.

Dependence on Key Personnel. The success of the Company depends upon a few key personnel. Significant disruption in the Company's operations could be expensive if one or more of these individuals were to become unavailable. The Company does not currently have employment contracts with any of its key personnel. As a result, those persons could elect to terminate their employment with the Company at any time.

Governmental Regulation. There are substantial regulations applicable to the advertising and sale of food products or over-the-counter medicines. In October, 1998, the Canadian Food Inspection Agency approved the sale of Snow Lotus Tea in Canada as a food product. The Company intends to file an application with the U.S. Food and Drug Administration for permission to sell Snow Lotus Tea as a food product in the U.S., but as of the date of this registration statement, has not yet done so. Accordingly, it is not known when, or whether, the Company is likely to receive permission from the FDA to sell Snow Lotus Tea in the U.S. In the future, the Company could elect to seek approval from governmental agencies in both the U.S. and Canada to market Snow Lotus Tea as an over-the-counter medicine for treatment of the symptoms of arthritis. However, the process of obtaining approval for sale of any product as an over-the-counter medicine is extremely expensive and time-consuming. There is no assurance that the Company would ever have the resources necessary to complete all of the necessary research and clinical trials required prior to submission of an application for sale of Snow Lotus Tea, or any other product, as an over the counter medicine, and even is such an application was submitted, there is no assurance that it would be approved.

Patent or Copyright Protection. The Company's success will depend upon its ability to obtain patents, obtain exclusive rights to patents, maintain trade secret protection and operate without infringing upon the proprietary rights of third parties. The Company has attempted to protect its products and technologies through a combination of patent and trade secret laws. There can be no assurance that pending patent applications will be successful or that others will not develop functionally equivalent or superior products or technology that does not infringe the Company's patents. Accordingly, the Company may be vulnerable to competitors which develop competing products or competing technology, whether independently, or as a result of acquiring access to the Company's trade secrets.

Sources of Raw Materials. The Company's Snow Lotus Tea product is primarily an extract of the snow lotus flower which grows in high elevations in the mountains of Tibet and neighboring Chinese provinces, and also incorporates other Chinese herbal ingredients. The Company currently purchases these herbs from Chinese herbs material wholesale agents in China. The possibility that the Company may be unable, from time to time, to obtain sufficient quantities of necessary herbs is a significant risk, and in many respects this risk is beyond the control of the Company. In addition, even if the necessary herbs are available, their quality may vary or the Company may be unable to purchase them at prices which are low enough to allow it to produce its Snow Lotus Tea product at a competitive price. Even temporary changes in the availability, price or quality of the herbal ingredients would have a material effect on the operations and potential profitability of the Company.

Competition. Many of the Company's competitors have significantly greater resources and greater experience in the industry. However, the Company is not currently aware of other similar products with the same curative effects which are also free from side effect. The Company's future is dependent on securing technological superiority in its products, and maintaining such superiority in the face of new developments. The Company plans to form strategic partnerships to accelerate the development and distribution of its products, conduct multi-dimensional marketing, and continue its research and development. The Company also plans to acquire manufacturing and research and development facilities in China. There can, however, be no assurance that the Company will be successful in these enterprises.

Dependence on Strategic Partners and Others. The Company's strategy is to establish collaborative arrangements to conduct later stage development and commercialization of its products. There can be no assurance, however, that the Company will be able to establish future collaborations on favorable terms, if at all, or that its current or future collaborative arrangements will be successful. Furthermore, once a collaborative arrangement is established and the Company becomes dependent upon the arrangement for development and commercialization of its products, a collaborative partner may delay or abandon development of the Company's product for a variety of reasons which may invalidate the product's commercial value, and which may also adversely affect the Company's business.

Market Acceptance. As of the date of this registration statement, the Company's Snow Lotus Tea product has been approved for sale in Canada as a food product. It has not been approved for sale in the U.S. or any other countries as a food product, nor has it been approved for sale in any country as an over-the-counter medicine. There is no assurance that the Company's products, if approved for sale in other countries as either a food product or an over-the-counter medicine, will achieve market acceptance. The extent of acceptance of the Company's products by consumers and by persons in the healthcare industry will depend upon a number of factors, including, but not limited to, recognition of the efficacy of the product, product availability, brand name recognition, the availability and cost of competitive products, relative safety and efficacy of competitive products, and the like. There is no assurance that the Company's products will be successful in achieving market acceptance as either a food product or as an over-the-counter medicine.

Potential Product Liability.   Testing and proposed commercialization of food products and human therapeutic products involves inherent risk of product liability claims and associated adverse publicity. There can be no assurance that the Company will be able to obtain or maintain sufficient insurance coverage on acceptable terms with coverage which is adequate to provide necessary protection. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, could prevent or inhibit the commercialization of the Company's potential products.

Manufacturing Uncertainties.   The Company's ability to commercialize its products will depend upon its ability to manufacture such products, either directly or through third parties, at a competitive cost and in accordance with any applicable regulatory requirements. The Company's products must be manufactured in commercial quantities at an acceptable cost and with sufficient quality, consistency, purity and stability to make them marketable. If the Company is unable to make adequate arrangements for manufacture of its products, either through ownership of a manufacturing facility or through contracting with third parties, it would have a material adverse affect upon the Company's business and potential profitability.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Plan of Operation

During the fiscal year ending December 31, 2000, and during the twelve months following the date hereof, the Company plans to complete its registration under the Securities Exchange Act of 1934 in order to voluntarily become a fully-reporting company, expand the marketing of its product in Canada, raise additional capital, and complete the acquisition of a pharmaceutical manufacturing business in China.

During the period from September 14, 1998 (inception) through April 30, 2000, the Company engaged in no significant operations other than organizational activities and acquisition of capital as noted above. On April 30, 2000, the Company acquired 100% of the issued shares of the BC Company by the issuance of 18,451,843 shares of common stock in exchange for all issued and outstanding stock of the BC Company. The assets, liabilities and activities of the BC Company are reflected in the Pro Forma Consolidated Financial Statements as of September 30, 2000, which are included in this amended registration statement.

On a consolidated basis, as of September 30, 2000, the Company had total assets of $7,051,668, including current assets of $1,112,894, of which $308,154 was in the form of cash and short-term deposits. Included in the Company's consolidated assets are technology rights valued at $4,038,229 which is the value assigned to the acquisition of the formula, distribution and intellectual property rights, including trademark, patent and industrial design rights, for the "Snow Lotus Tea" series products. The BC Company, which is now the Company's wholly-owned subsidiary, acquired these assets from Shenzhen Hungyunda Enterprises Co. Ltd. of China pursuant to an Assignment Agreement dated December 15, 1999. The consideration consisted of issuance of 6,000,000 Common B Shares in the capital stock of the BC Company. Upon completion of the share exchange on April 30, 2000, the Common B shares held by Shenzhen Hungyunda Enterprises Co Ltd were exchanged for 6,000,000 shares of common stock of the Company.

Between January 10, 2000 and March 16, 2000, the BC Company raised a total of CAD $537,000 (approximately $361,401 U.S. dollars) through the offering and sale of units at a price of CAD $1.00 (approximately $0.6730 U.S. dollars) per unit. The units consisted of one Class B common stock and one warrant to purchase an additional share of common stock at a price of CAD $1.50 per share (approximately $1.0096 U.S. dollars). Beginning on or about March 17 and continuing until the date of completion of the share exchange on April 30, 2000, the BC Company was actively engaged in a private placement offering of up to 6,600,000 units, each of which consisted of one Class B Preferred Share and one purchase warrant to acquire one Class B Preferred Share at a price of CAD $1.50 per share (approximately $1.0096 U.S. dollars). As of April 30, 2000, the BC Company had sold a total of 2,214,643 such units and received gross offering proceeds of CAD $3,321,964.50 (approximately $2,235,682 U.S. dollars). In the event all such units were sold, the gross offering proceeds would be CAD $9,900,000 (approximately $6,662,700 U.S. dollars).

As part of the share exchange on April 30, 2000, all of the outstanding Class B Shares of the BC Company, including those sold in the private offering, were converted, on a one-to-one basis, into shares of common stock of the Company, and the warrants were converted into warrants representing the right to acquire one share of common stock of the Company at a price of CAD $1.50 (approximately $1.0096 U.S. dollars). Since completion of the share exchange, the subsidiary has not actively continued with the private placement offering. However, on or about July 4, 2000, the subsidiary received subscription proceeds totaling CAD $510,000 (approximately $343,230 U.S. dollars) for the purchase of an additional 340,000 units. In lieu of issuing shares and warrants in the subsidiary to the purchasers of those units, the Company issued them 340,000 of its own shares, together with warrants to acquire an additional 340,000 shares at a price of CAD $1.50 per share (approximately $1.0096 U.S. dollars).

During the quarter ended September 30, 2000, the Company commenced more substantial efforts to make sales of its Snow Lotus Tea product. As a result, it booked sales of $270,969 during this period, as compared to sales of only $1,630 during all prior periods. As of September 30, 2000, the sales booked by the Company during the quarter had not yet resulted in revenues to the Company.

The Company expects to continue its efforts to make sales of its Snow Lotus Tea products during the fourth quarter of 2000 and throughout the fiscal year ending December 31, 2001. Such sales are expected to result in actual revenues both during the fourth quarter of 2000 and during the fiscal year ended December 31, 2001. Management is not currently able to project the level of sales and revenue the Company is expected to realize during the fourth quarter of

2000 or during the following fiscal year.

As of September 30, 2000, the Company had signed an agreement to acquire all of the issued and outstanding stock of Tian'an Investments Limited, a British Virgin Islands company with an office in Hong Kong. Tian'an's only asset is its 100% ownership of Tian'an (Xiamen) Pharmacy, a manufacturer of Chinese traditional and herbal medicine and other drugs. Pursuant to the terms of that agreement, the Company paid a total of HK $6,638,318.09 (approximately $851,000 U.S. dollars) in two parts on July 7 and July 10, 2000, as installments towards payment of the total purchase price of approximately HK $21,500,000 (approximately $2,757,000 U.S. dollars) and began conducting its due diligence investigation with respect to the proposed acquisition.

Subsequent to September 30, 2000, the balance of the purchase price was paid on the Company's behalf by Xin Chen, one of its principal shareholders, and on December 21, 2000, the Company completed its acquisition of all of the issued and outstanding capital stock of Tian'an Investments Limited. This acquisition was reported in an 8K dated December 21, 2000, which included additional details regarding the terms of the transaction as well as certain information regarding the operations conducted by Tian'an Investments Limited through its wholly-owned subsidiary, Tian'an Pharmacy (Xiamen) Co., Ltd. These operations, which the Company intends to continue, include research and development and manufacture of various herbal and biological medicines which are sold through distribution channels in China.

As of September 30, 2000, the Company had also executed an agreement to purchase all of the assets of Second Pharmacy Factory of Yancheng city, a Chinese corporation. Pursuant to the terms of that agreement, an initial cash installment of RMB 3,000,000 (approximately $1,328,000) was paid in two parts on November 22 and November 28, 2000. All cash installments were paid on the Company's behalf by Xin Chen, one of its principal shareholders.

The acquisition of the assets of Second Pharmacy was completed on December 31, 2000 and reported in an 8K dated December 31, 2000. The 8K included additional details regarding the terms of the transaction as well as information regarding the assets acquired, including a medical manufacturing plant located in Jiangsu Province, Peoples' Republic of China, used to produce both pharmaceutical active ingredients and pharmaceutical preparations. The Company intends to continue the current operations.

Need for Additional Capital

The Company may require additional working capital during the fiscal year ending December 31, 2001, either to fund operations related to production and sale of its Snow Lotus Tea products, or to fund the operations of the businesses acquired subsequent to September 30, 2000, or both. However, as of the date of this amended registration statement, Company management has not yet completed an analysis of the Company's cash needs for the fiscal year. The Company does not currently have any commitments to provide any additional capital it may require. Thus, there is no assurance that such capital will be available if, or when, required by the Company.

Item 3. Description of Property.

The Company currently maintains a mailing address at Unit 1, 3071 No. 5 Road, Richmond, B.C., Canada V6X 2T4. The Company's telephone number there is (604) 718-2188. Other than this mailing address, the Company does not maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays rent in the amount of approximately CAD $3,100 (approximately $2,100 U.S. dollars) per month for the use of this office space. The lease is for three years, and commenced on July 1, 1999.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as September 30, 2000, the stock ownership of each executive officer and director of T.Z.F. International Investments, Inc., of all executive officers and directors as a group, and of each person known by T.Z.F. International Investments, Inc. to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any options, warrants or other rights to acquire additional securities of T.Z.F. International Investments, Inc., except as may be otherwise noted.

Name and Address	Number of Shares Owned Beneficially	% of Class Owned
Xin Chen [1] 3381 Fleming Street Vancouver, B.C. V5N 3V6	5,100,000	19.88%
Chung Yu [1] 3381 Fleming Street Vancouver, B.C. V5N 3V6	2,450,000	9.55%
Qing Liu [1] #308 - 8625 Logan Street Vancouver, B.C. V6P 3T3	2,450,000	9.55%
Robert L. Hallam [1] 5501 Nancy Greene Way North Vancouver, B.C. V7R 4R6	0	0%
Hong Li [1] 3381 Fleming Street Vancouver, B.C. V5N 3V6	0	0%

Chun Sheng Guo [1]
3381 Fleming Street
Vancouver, B.C. V5N 3V6   0   0%

Shenzhen Hengyunda Enterprises
Co. Ltd.
Shenzhen, China   6,000,000   23.39%

All directors and executive officers (6
persons)   10,000,000   38.98%

[1] The person listed is an officer, a director, or both, of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions Held and Tenure
Chung Yu	40	CEO, President and a Director since February 1999
Qing Liu	45	Vice President and a Director since February 1999
Xin Chen	37	Chairman and a Director since February 1999
Robert L. Hallam	55	Director since February 2000
Hong Li	39	Director since February 2000
Chun Sheng Guo	35	Director since February 2000

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement, plan or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Chung Yu.

Mr. Chung Yu is President and CEO of the Company, as well as a director. Mr. Chung Yu is the honorary president of the Canadian Chinese Herbal Professional & Merchants Association, Vice-Chairman of the Canadian Chinese Chamber of Commerce, and a member of the Chinese Entrepreneurial Society of Canada. Mr. Chung Yu was the former director and vice-president of Hong Kong KunZe Enterprise Ltd., president of China Hua Pu Group, and a director of RoRo International Trading, Ltd. With over 12 years as the president of China Hua Pu Group, Mr. Yu will contribute his expertise to the startup and management of the Company.

Qing Liu.

Mr. Liu is the Vice President for North America & Asia and is Vice President and a director of the Company. From 1995 to 1999, Mr. Liu was the Chairman and President of Beijing T.Z.F. Commerce and Trade Group, Chairman of the Board of Directors of Beijing YoungHeng Advertising Company, President of Beijing Kai Huan medicine manufacturing company, and the President of Beijing Zhong Jia Yi Medical and Pharmaceutical Technology Development Company. Mr. Liu is the honorary Chairman of the S.T.A.U.N.C.H. (The Society for Therapeutic Alternatives Using Natural Chinese Healing Methods) Foundation in Canada and a committee member of the Chinese Business Association of Canada.

Xin Chen

Mr. Chen is Chairman of the board of directors of the Company. He is the president and Chief Executive Officer of the XinHai Group, the honorary Dean of the Finance Faculty and visiting professor at JiangXi Finance University and a visiting professor at the Beijing Commerce University. Mr. Chen is also Chairman of the board of directors of the Ning Bo Success Industry Inc., which is listed on the Shen Zhen Stock Exchange in China.

Robert L. Hallam.

Mr. Hallam is a director of the Company. He was the President and Director of Robert L. Hallam Environmental Management, Ltd., Director of Knight Piesold, Ltd., and President, Director and CEO of Hallam Knight Piesold, Ltd. Mr. Hallam recently became Director of Tai Li Environment Engineering, Ltd., a firm based in Kumming, Yunnan, China. In 1995, Mr. Hallam established a new company, Oriental Express Trading Corporation, of which he is a Director and 50% owner. This new company has been involved in the export of Canadian products, primarily telecommunications equipment, to the People's Republic of China and the importing of Chinese herbal medicines for the treatment of AIDS patients.

Hong Li.

Mr. Li is a director of the Company, and is involved with introducing investors from

Asia. Mr. Li was the Secretary of the Board of Directors of Shenzhen Tianyuan Industry, Inc., and was responsible for raising capital. Mr. Li was also the Vice President of Hainan Heng Tai Group, Ltd. Presently, Mr. Li is the director of ShenZhen Xinhai Industrial & Trading, Ltd., and is a director and CEO of NingBo Success Industry, Inc.

Chung Sheng Guo.

Mr. Guo is a director of the Company. Since 1994, he has worked for ShenZhen Xinhai Industrial & Trading, Ltd. as the manager. In this capacity, he specialized in import and export, and projects for overseas investment. Mr. Guo will be responsible for the production of Snow Lotus Tea in China.

Indemnification of Officers and Directors

As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law unless, in any such action, they are adjudged not to have met the standard of conduct required by Nevada law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Nevada General Corporation Law, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Item 6. Executive Compensation.

By directors' resolution dated December 1, 1998, Mr. Chung Yu, Mr. Xin Chen, and Mr. Qing Liu will each be paid a management fee of CAD $8,000 (approximately $5,384 U.S. dollars) per month effective as of the date of the resolution. Payment of such management fees may be deferred until such time as the Company has had a public offering, or as the Board of Directors decides in view of the Company's financial resources. As of June 30, 2000, the

Company had paid a portion of the management fees due, and a portion of such fees was accrued but unpaid.

As at September 30, 2000, the accrued but unpaid portion of the management fees are as follows:

	Xin Chen	Chung Yu	Eric Liu	Total
Amount unpaid	$88,862	$59,729	$37,133	$185,724

Item 7. Certain Relationships and Related Transactions.

A finder's fee of $129,900 was incurred by the Company, representing a fee due to Mr. Wang Yong of 10% of $1,299,000 of equity financing. The fee was paid by Mr. Xin Chen on behalf of the Company, of which $107,159 was reimbursed to Mr. Xin Chen. The amount of $22,741 is still owing to Mr. Xin Chen as at September 30, 2000.

Item 8. Description of Securities.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

The Company's transfer agent is Signature Stock Transfer, 14675 Midway Road, Suite 221, Dallas, Texas 75244. The telephone number of the transfer agent is (972) 788-4193.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

The Company's common stock is currently approved for trading on the "Pink Sheets" of the National Quotation's Bureau under the symbol TZII. However, there is currently no trading activity in such securities. As of the date of this registration statement, there are approximately 40 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2. Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3. Changes in and Disagreements with Accountants.

On May 1, 2000, the Company appointed Moen & Company, Chartered Accountants, 1400 IBM Tower, 701 West Georgia Street, Vancouver, B.C. as their independent auditor. Prior to Moen & Company, the Company had engaged Parker & Co., Chartered Accountants, as their independent auditor.

Item 4. Recent Sales of Unregistered Securities.

Since September 14, 1998 (the date of inception) the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name	Date of Sale	Shares	Aggregate Purchase Price	Purchase Price Per Share
Daisy Fisher	9/15/98	500,000	$1,250	$.0025
Fred Fisher	9/15/98	500,000	$1,250	$.0025
James Canten	2/3/99	10,000	$1,000	$.10
Kusum Subasingha	3/2/99	20,000	$2,000	$.10
Patrick Lynch	2/3/99	20,000	$2,000	$.10
Donald Laroque	2/3/99	10,000	$1,000	$.10
Issac Maly	2/3/99	10,000	$1,000	$.10
Michael Mulley	2/3/99	10,000	$1,000	$.10
Donald H. Petch	1/3/99	5,000	$500	$.10
Sajid McKenley	2/3/99	5,000	$500	$.10
Richard Campbell	2/18/99	20,000	$2,000	$.10
Conni Seltzer	2/18/99	20,000	$2,000	$.10
Fee Wai Quan	2/19/99	20,000	$2,000	$.10
Frank Del Vecchio		10,000	$1,000	$.10
Anchana Chayawatana	2/17/99	30,000	$3,000	$.10
David F. Knapel	2/17/99	30,000	$3,000	$.10
Manoj Batra	2/17/99	20,000	$2,000	$.10
Patama Indhasolasa	2/17/99	10,000	$1,000	$.10
Kanyarat Panya	2/17/99	20,000	$2,000	$.10
Jariya Tookjitt	2/17/99	10,000	$1,000	$.10
Nutjaree Saengjan	2/17/99	20,000	$2,000	$.10
Pramron Samgjinda	2/17/99	20,000	$2,000	$.10
Loy Nongoee	2/18/99	10,000	$1,000	$.10
Buaruch Vantadee	2/18/99	20,000	$2,000	$.10

Kumpoun Meegrad	2/18/99	15,000	$1,500	$.10
Piyavadee Petchavy	2/18/99	20,000	$2,000	$.10
Wanna Chaisana	2/18/99	20,000	$2,000	$.10
Chanaout Asvanund	2/18/99	25,000	$2,500	$.10
Nisant Wongtham	2/18/99	10,000	$1,000	$.10
Raewat Palalert	2/18/99	30,000	$3,000	$.10
Preeya Premget	2/19/99	20,000	$2,000	$.10
Nupit Wongchompu	2/19/99	25,000	$2,500	$.10
Boonpend Sibua	2/19/99	15,000	$1,500	$.10
Sayun Subthaivorn	2/19/99	20,000	$2,000	$.10
Sukarnya Daingdrum	2/19/99	10,000	$1,000	$.10
Paul Spagnolo	2/3/99	10,000	$1,000	$.10
William Semeluk	2/19/99	10,000	$1,000	$.10
Brigita Roebe	2/18/99	20,000	$2,000	$.10
Ji Xue Yu	7/4/00	60,000	$60,576	$1.0096
Guang Yu Yang	7/4/00	80,000	$80,768	$1.0096
Shenzhen Shidai Chuangye Investment Ltd.	7/4/00	200,000	$201,920	$1.0096
Robert Gelfand	5/25/00	50,000	$50,480	$1.0096
Fred Fisher	5/25/00	200,000	$201,920	$1.0096
Hong Zhi Wang	9/6/00	16,668	$16,827	$1.0096
Chung Yiu Chung	9/11/00	561,798	$567,168	$1.0096
Xiaofan Huang	9/30/00	17,000	$17,162	$1.0096
Chengkang Chen	9/30/00	20,000	$20,191	$1.0096

Each of the sales listed above was made for cash in reliance under United States law, either upon an exemption from registration under Section 4(2) of the Securities Act of 1933, or upon an exemption from registration under Section 3(b) of the Securities Act of 1933 and by Rule 504 of Regulation D promulgated thereunder. Based upon the Subscription Agreement executed by each of the purchasers, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate Rule 144 restrictive legend is imprinted upon each of the certificates representing the shares issued pursuant to Section 4(2) and stop-transfer instructions have been entered in the Company's transfer records. No restrictive legend is included on the certificates representing the shares issued pursuant to Section 3(b) and Rule 504, and such shares have been designated as "free trading" shares in the records of the transfer agent. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Since May 15, 1998 (the date of inception) the Company's wholly-owned subsidiary, T.Z.F. International Herbs Investment, Inc., has sold its common stock and preferred stock to the persons listed in the table below in transactions summarized as follows:

Name	Date of Sale	Shares	Aggregate Purchase Price	Purchase Price Per Share
Xin Chen	5/15/98	5,100,000	$34,325	$.0067
Chung Yu	5/15/98	2,450,000	$16,489	$.0067
Qing Liu	5/15/98	2,450,000	$16,489	$.0067
Shenzhen Hengyunda Enterprises Co., Ltd.	12/15/99	6,000,000	$4,632,229	$.6730
John Leong	1/10/00	25,000	$16,826	$.6730
Qi Zhang	1/10/00	100,000	$67,304	$.6730
Heping Chen	2/18/00	10,000	$6,730	$.6730
Anna Xiu Mei Cui	3/15/00	165,000	$111,051	$.6730
Symonds Wai Ming Wong	3/15/00	135,000	$90,860	$.6730
Lily Hong Qian	3/16/00	102,000	$68,650	$.6730
Andy Lau	3/16/00	40,200	$27,056	$.6730
Lily Hong Qian	3/23/00	53,334	$53,843	$1.0096
Anna Xiu Mei Cui	4/15/00	29,068	$29,346	$1.0096

Anna Xiu Mei Cui	4/15/00	134,541	$135,827	$1.0096
Jiangping Bao	4/30/00	541,000	$546,170	$1.0096
Jianguang Liu	4/30/00	171,000	$172,634	$1.0096
Bihui Nan	4/30/00	392,000	$395,746	$1.0096
Shirong Wang	4/30/00	213,000	$215,036	$1.0096
Jun Xia	4/30/00	200,000	$201,911	$1.0096
Hong Yan Zhao	4/30/00	140,700	$142,045	$1.0096

With the exception of the sale to Andy Lau which was in payment of a finders fee, each of the sales listed above was made for cash in a private offering under the Securities Act (British Columbia), and each of the purchasers was a non-U.S. resident. Each subscriber was required to represent, among other things, that he or she was making the investment for his or her own account and not with a view to distribution of the securities, that he or she would not sell, transfer, assign or otherwise dispose of the securities except in compliance with all applicable securities laws, and that he or she is not a U.S. person, did not purchase the units for the account of a U.S. person, was not offered the securities in the United States, and did not execute or deliver the Subscription Agreement in the United States. On or about April 30, 2000, all of the shares listed above were exchanged for common stock of the Company pursuant to the share exchange agreement between the Company and its wholly-owned subsidiary.

Item 5. Indemnification of Directors and Officers

The Articles of Incorporation and the Bylaws of the Company provide for indemnification of officers, directors or controlling persons to the fullest extent permitted by Nevada law.

FINANCIAL STATEMENTS AND EXHIBITS

Audited financial statements for T.Z.F. International Investments, Inc. as and for the years ended December 31, 1999 and 1998, and unaudited consolidated financial statements for T.Z.F. International Investments, Inc., as of September 30, 2000 and for the nine month period then ended, are attached. See following pages.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.

Financial Statements

For the years ended December 31, 1999, and December 31, 1998.

SABAI SABAI ENTERPRISES, CORP.

INDEX to Financial Statements as at 31 December 1999 and 1998

AUDITORS' REPORT

To the stockholders of Sabai Sabai Enterprises, Corp.

We have audited the statements of financial position of Sabai Sabai Enterprises, Corp. as at 31 December 1998 and 1999 and the statements of losses and deficit, of cash flows and of changes in stockholders' equity for the period from 15 September 1998 (the date of incorporation) to 31 December 1998 and for the period from 1 January 1999 to 31 December 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures to the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 1998 and 1999 and the result of its operations, cash flows and changes in stockholders' equity for the period from 15 September 1998 to 31 December 1998, and for the period from 1 January 1999 to 31 December 1999 in accordance with generally accepted accounting principles in the United States of America.

These financial statements have been prepared assuming that the Company will continue as a going concern. As stated in Note 2 to the financial statements, the Company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, British Columbia, Canada
4 February 2000

Parker & Co.
Chartered Accountants

SABAI SABAI ENTERPRISES, CORP.
Statement of Financial Position
Audited

AS AT 31 DECEMBER	1999	1998
CURRENT ASSETS		
Cash	$54,370	$1,759
Total Current Assets	54,370	1,759
TOTAL ASSETS	$54,370	$1,759
AS AT 31 DECEMBER	1999	1998
CURRENT LIABILITIES		
Accounts payable	$500	$374
Total current liabilities	$500	$374
STOCKHOLDERS' EQUITY		
Share capital, Note 3	1,600	1,000
Additional paid-in capital	60,900	1,500
Total share capital	62,500	2,500
Deficit	(8,630)	(1,115)
Total stockholders' equity	53,870	1,385
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	$54,370	$1,759

SABAI SABAI ENTERPRISES, CORP.
Statement of Losses and Deficit
Audited

	For the Year Ended 31 December 1999	From the Date of Incorporation 15 September 1998 to 31 December 1998
REVENUE		
Sales	$0	$0
Interest earned	956	-
Total revenue	956	-
EXPENSES		
Office Supplies	-	38
Accounting	874	695
Legal	1,000	-
Consulting	5,400	-
Bank charges	157	32
Registration and filing fees	270	350
Transfer agent fees	770	-
Total expenses	8,471	1,115
LOSSES	(7,515)	(1,115)
INCOME TAXES, NOTE 4	-	-
NET LOSS	(7,515)	(1,115)
DEFICIT, BEGINNING	(1,115)	-
DEFICIT, ENDING	($8,630)	($1,115)
LOSS PER SHARE, NOTE 5	($0.01)	($0.00)

SABAI SABAI ENTERPRISES, CORP.
Statement of Cash Flows
Audited

	For the Year Ended 31 December 1999	From the Date of Incorporation 15 September 1998 to 31 December 1998
CASH PROVIDED (USED) FROM OPERATIONS		
From operation		
Net loss	($7,515)	($1,115)
Changes in working capital other than cash		
Accounts payable	126	374
	126	374
Total cash provided (used) from operations	(7,389)	(741)
CASH PROVIDED (USED) BY INVESTMENT ACTIVITY	-	-
CASH PROVIDED (USED) BY FINANCING ACTIVITY		
Proceeds from issuance of common stock	60,000	2,500
Total cash provided by financing	60,000	2,500
CASH CHANGE	52,611	1,759
CASH BEGINNING	1,759	-
CASH ENDING	$54,370	$1,759
COMPRISED OF: Cash	$54,370	$1,759

SABAI SABAI ENTERPRISES, CORP.
Statement of Changes in Stockholders' Equity
From the Date of Incorporation, 15 September 1998 to 31 December 1999
Audited

CONSIDERATION	COMMON STOCK ISSUED	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)
Private placement for cash on 25 September 1998.	1,000,000	$1,000	$1,500	
Net loss from date of incorporation to 31 December 1998				($1,115)
Balance as at 31 December 1998	1,000,000	1,000	1,500	(1,115)
Private placement for cash on 17 February 1999	600,000	600	59,400	
Net loss for the year ended 31 December 1999				(7,515)
Balance as at 30 September 1999	1,600,000	$1,600	$60,900	($8,630)

SABAI SABAI ENTERPRISES, CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended 31 December 1999
Audited

Note 1 THE CORPORATION AND ITS BUSINESS

Sabai Sabai Enterprises, Corp. was incorporated in the State of Nevada, United States of America, on 14 September 1998 under the Nevada Revised Statutes, Chapter 78, Private Corporations.

The Company has offices in Vancouver, British Columbia, Canada. The Company has been organized to engage in any lawful activity. No going concern business activity had started as at the date of these financial statements. The fiscal year end of the Company is 31 December.

Note 2 SUMMARY OF ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars, which have been rounded to the nearest whole dollar except for the net loss per share which has been rounded to the nearest cent, using United States of America Generally Accepted Accounting Principles. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activity has not yet begun and insufficient revenue has been generated to sustain the Company as a going concern without the infusion of additional capital.

Revenue will be recorded as a sale at the time the goods are shipped from the Company's warehouse. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the Company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Note 3 SHARE CAPITAL

The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001.

1,600,000 shares of common stock have been issued as follows:

CONSIDERATION	DATE	ISSUED	SHARE CAPITAL	ADDITIONAL PAID-IN CAPITAL	TOTAL
Private placement for cash	25 Sep 1998	1,000,000	$1,000	$1,500	$2,500
Balance as at	31 Dec 1998	1,000,000	1,000	1,500	2,500

Private placement					
Cash	17 Feb 1999	600,000	600	59,400	60,000
Balance as at	31 Dec 1999	1,600,000	$1,600	$60,900	$62,500

On 25 September 1998 the Company issued 1,000,000 common shares with a par value o $0.001 for $0.0025 per share. These shares are "control securities" which cannot be sold except pursuant to certain limitations and restrictions.

On 17 February 1999 the Company issued 600,000 common shares with a par value of $0.001 for $0.10 per share.

Note 4 INCOME TAXES

Income taxes on losses have not been reflected in these financial statements as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forwards.

The accumulated losses carried forward are as follows:

YEAR INCURRED	AMOUNT
1998	($1,115)
1999	(7,515)
	($8,630)

Note 5 LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

Note 6 RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided by the President of the Company. Such costs are immaterial to the financial statements and accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)

INDEX to Consolidated Financial Statements as at September 30, 2000

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Directors and Shareholders of T.Z.F. International Investments, Inc. (formerly Sabai Sabai Enterprises, Corp.)
(A Nevada Corporation)
(A Development Stage Company)

We have reviewed the accompanying Consolidated Balance Sheet of T.Z.F. International Investments, Inc. (formerly Sabai Sabai Enterprises, Corp.) (A Nevada Corporation) (A Development Stage Company) as of September 30, 2000, and the Consolidated Statements of Operations, Cash Flows and Changes in Stockholders' Equity for the nine month period then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with United States generally accepted accounting principles (GAAP).

Moen and Company
Chartered Accountants
Vancouver, British Columbia, Canada
October 18, 2000

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Balance Sheets
September 30, 2000 and 1999 - unaudited

ASSETS	2000	1999
CURRENT ASSETS		
Cash and short term deposit (note 3)	$308,154	54,118
Accounts receivable, (note 4)	294,223	-
Prepaid expense and deposit (note 5)	5,384	-
Subscriptions receivable	402,622	-
Advances on inventory purchase, at cost (note 2)	102,511	-
	1,112,894	54,118
Deposits on proposed acquisitions (note 17)	1,824,924	-
Fixed assets, at cost (note 2)	81,123	-
Less: accumulated depreciation	(5,502)	-
	75,621	-
Intangible assets, technology rights, at cost (note 6)	4,038,229	-
	$7,051,668	$54,118
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued (note 7)	$29,853	-
Accrued payroll deductions payable (note 8)	59,227	-
Management fees payable (note 9)	185,724	-
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 10(b))	909,624	-
STOCKHOLDERS' EQUITY		
Capital stock (note 11)		

Authorized 100,000,000 common shares at $0.0001 par value

Issued 25,657,309 common shares (1999 - 1,600,000 shares) - par value	2,566	1,600
Additional paid in capital	6,629,864	60,900
Deficit, accumulated during the development stage	(765,832)	(8,382)
Cumulative translation (note 2)	572	-
	5,867,170	54,118
	$7,051,668	$54,118

Approved on behalf of the board:

"Chung Yu," Director
"Eric Liu," Director

See Accompanying Notes and Independent Accountants' Review Report.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Operations - unaudited

	Cumulative from Inception Date of Sep. 15, 1998 to Sep. 30, 2000	Quarter Ended September 30, 2000	Quarter Ended September 30, 1999	Nine Months ended September 30, 2000	Nine Months ended September 30, 2000
Revenue	0	0	0	0	0
Sales	$272,599	$270,969	-	$272,599	-
Interest and other income	1,871	(131)	358	915	358
	274,470	270,838	358	273,514	358
Purchase and selling costs	269,518	250,478	-	269,518	-
Administration Costs					
Advertising	102,088	34,784	-	102,088	-
Bank charges and interest	749	342	44	560	111
Depreciation	5,502	3,301	-	5,502	-
Deferred lease expenses write off	5,046	0	-	5,046	-
Investor relations, consulting fees and financing costs	73,105	(18,407)	5,000	67,705	5,000
License, dues and insurance	2,685	2,313	-	2,685	-
Management fees	69,996	48,459	-	69,996	-
Medical reports	814	0	-	814	-
Office costs	15,071	11,632	170	15,033	270
Rental and leases	20,100	11,894	-	20,100	-

Professional fees	113,417	36,029	-	110,848	1,475
Salary and benefits	43,482	35,571	-	43,482	-
Stock-based compensation	252,400	0	-	252,400	-
Telephone and utilities	6,309	5,342	-	6,309	-
Transfer agency and filing fees	1,575	0	269	185	769
Travel and promotion	54,803	22,476	-	54,803	-
Vehicle expenses	3,642	704	-	3,642	-
	770,784	194,440	5,483	761,198	7,625
Loss for the period	$765,832	174,080	5,125	757,202	7,267
Basic loss per share		$(0.01)	$(0.01)	$(0.05)	$(0.00)
Diluted loss per share		$(0.01)	$(0.00)	$(0.05)	$(0.00)
Weighted average number of common shares used to compute basic and fully diluted loss per share		20,328,169	1,600,000	16,304,235	1,500,000

See Accompanying Notes and Independent Accountants' Review Report.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Cash Flows - unaudited

	Cumulative from Inception Date of Sep. 15, 1998 to Sep. 30, 2000	Quarter Ended September 30, 2000	Quarter Ended September 30, 1999	Nine Months ended September 30, 2000	Nine Months ended September 30, 1999
Cash derived from (used for) operating activities					
Loss for the period	$(765,832)	$(174,080)	$(5,125)	$(757,202)	$(7,267)
Items not requiring use of cash					
Depreciation	5,502	3,301	-	5,502	-
Deferred lease expense write off	5,046	0	-	5,046	-
Stock-based compensation	252,400	-	-	252,400	-
Cumulative translation	572	368	-	572	-
Changes in non-cash working capital items					
Accounts receivable	(294,223)	(276,632)	-	(281,006)	-
Prepaid expenses and deposit	(5,384)	(2)	-	(2)	-
Advances on inventory purchase	(102,511)	(102,511)	-	(102,511)	-
Inventories	-	206,532	-	206,532	-
Subscriptions receivable	(402,622)	(402,622)	-	(28,076)	

37

Accounts payable and accrued	29,583	(95,393)	-	(86,239)	(374)
Accrued payroll deductions payable	59,227	8,076	-	13,460	-
	(1,217,972)	(832,963)	(5,125)	(771,524)	(7,641)
Financing activities					
Issuance of shares for cash	2,341,801	964,598	-	954,958	60,000
Advances on share subscriptions	-	(282,676)	-	-	-
Management fees payable	185,724	34,998	-	17,519	-
Due to related parties	909,694	833,109	-	848,939	-
	3,437,219	1,550,029	-	1,831,056	60,000
Investing activities					
Capital assets purchased	(81,123)	(2,171)	-	(21,196)	-
Deferred lease expense	(5,046)	-	-	-	-
Deposits on proposed acquisition	(1,824,924)	(1,824,924)	-	(1,824,924)	
	(1,911,093)	1,827,095)	-	(1,846,120)	-
Cash, increase during the period	308,154	(1,110,029)	(5,125)	(786,588)	52,359
Cash, opening balance of subsidiary		0		1,040,372	
Cash, beginning of period	0	1,418,183	59,243	54,370	1,759

Cash, end of period	$308,154	$308,154	$54,118	$308,154	$54,118

See Accompanying Notes and Independent Accountants' Review Report.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Changes in Stockholders' Equity
From Date of Inception on September 15, 1998 to September 30, 2000

	Number of Common Shares	Par Value	Additional Paid-in Capital	Total Capital Stock	Deficit Accumulated During the Development Stage	Cumulative Translation	Total Stockholders' Equity
9/25/98 issuance of common stock for cash	1,000,000	$1,000	$1,500	$2,500			$2,500
Net loss for the year ended Dec. 31, 1998					(1,115)		(1,115)
Balance, Dec. 31, 1998	1,000,000	1,000	1,500	2,500	(1,115)		1,385
2/17/99 issuance of common stock for cash	600,000	600	59,400	60,000			60,000
Net loss for the year ended Dec. 31, 1999					(7,515)		(7,515)
Balance, Dec. 31, 1999	1,600,000	1,600	60,900	62,500	(8,630)		53,870
4/30/00 cancellation of common stock and transfer of par value to paid-in capital	(1,000,000)	(1,000)	1,000				
Balance, April 30, 2000 before forward split	600,000	600	61,900	62,500	(8,630)		53,870
5/15/00 10 to 1 forward split	6,000,000	600	61,900	62,500	(8,630)		53,870
5/15/00 issuance of common stock for services	250,000	25	252,375	252,400			252,400
5/15/00 issuance of common stock for the BC company	18,451,843	1,845	5,351,087	5,352,932			5,352,932

7/4/00 issuance of common stock for cash	340,000	34	343,216	343,250			343,250
9/30/00 issuance of common stock for cash	615,466	62	621,286	621,348			621,348
Net loss 9 months ended September 30, 2000					(752,202)		(752,202)
Cumulative translation						572	572
Balance, September 30, 2000	25,657,309	$2,566	$6,629,864	$6,632,430	$(765,832)	$572	$5,867,170

See Accompanying Notes and Independent Accountants' Review Report.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(Formerly Sabai Sabai Enterprises Corp.)
(A Nevada Corporation)
(A Development Stage Company)
Notes to Consolidated Financial Statements
September 30, 2000
(In U.S. Dollars)
(Unaudited)

Note 1. ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Nevada on September 15, 1998, as Sabai Sabai Enterprises, Corp.

Pursuant to a stock purchase agreement dated March 30, 2000, T.Z.F. International Herbs Investment Inc., ("BC Company") purchased 1,000,000 shares of the issued and outstanding common stock of the Company. These shares were purchased in anticipation of the subsequent completion of a share exchange transaction between the Company and the BC Company. In conjunction with completion of the share exchange transaction these shares were cancelled, effective April 30, 2000, and as a result, the amount of the par value of $1,000 attributable to such shares was transferred to paid-in capital.

Pursuant to the terms of the share exchange, effective as of April 30, 2000, the Company acquired all of the issued and outstanding stock of the BC Company in exchange for the issuance of 18,451,843 shares of its authorized but previously unissued shares, which were valued at $5,352,932 for purposes of the acquisition. Assets and liabilities of the BC Company at the date of acquisition on April 30, 2000, were as follows:

ASSETS

Cash and short term deposits	$1,040,372
Accounts receivable	13,217
Capital stock subscriptions receivable	374,546
Prepaid expense and deposit	5,382
Inventories	206,532
Deferred lease expense, net of amortization	5,047
Fixed assets, net	59,927
Intangible assets, technology rights	4,038,229

	5,743,252

LIABILITIES

Accounts payable and accrued	114,917
Accrued payroll deductions payable	45,767
Management fees payable	168,205
Due to related parties	60,755
	389,644
Net assets including cumulative translation	5,353,608
Cumulative translation, included in above, booked in stockholders' equity of Sabai Sabai	(676)
Net value in exchange for 18,451,843 common shares of Sabai Sabai and net equity on date of acquisition of the BC Company	$5,352,932

In May 2000 the Company completed a 10:1 forward split of its outstanding stock. This forward split increased the number of issued and outstanding shares from 600,000 (1,600,000 previously outstanding less the 1,000,000 shares which were cancelled) to 6,000,000.

Subsequent to completion of the share exchange on April 30, 2000, the BC Company (the Company's wholly-owned subsidiary) received subscriptions for 340,000 additional shares. The Company elected to convert such shares to shares of its own common stock on the same terms as it completed the share exchange. Therefore, effective as of July 4, 2000 the Company issued 340,000 additional shares in exchange for shares of the BC Company.

In May 2000, following completion of the forward split, the Company authorized the issuance of 250,000 restricted shares as compensation for consulting services at a price of CAD$1.50 per share to the following:

Name	Number of Consideration Shares	Cad$	Equivalent to US$
Robert Gelfand	50,000	$75,000	$50,480
Fred Fisher	200,000	300,000	201,920
	250,000	$375,000	$252,400

T.Z.F. International Herbs Investment Inc., which is now a wholly-owned subsidiary of the Company, owns the formula and all distribution and intellectual property rights, including trademark, patent and industry design rights, for Snow Lotus Tea products.

On May 25, 2000, the Company changed its name to T.Z.F. International Investments, Inc. The Company and its wholly-owned subsidiary, the BC Company, are both based in Richmond, British Columbia, Canada.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, T.Z.F. International Herbs Investment Inc. All significant intercompany transactions and balances have been eliminated.

Basis of presentation

These consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United States ("USGAAP").

Development stage company

The accompanying consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises".

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit and highly liquid short-term interest- bearing securities with a maturity at the date of purchase of three months or less.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109,

Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Compensated absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

Net loss per share

The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contacts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilution effects on net loss per share are excluded.

Disclosure about fair value of financial instruments

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at September 30, 2000 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on the following rates:

Office equipment - 20% per annum on the declining balance basis
Leasehold improvement - allocated on a straight-line basis over the term of lease
Vehicles - 30% per annum on the declining balance basis
Computer equipment - 30% per annum on the declining balance basis

As at September 30, 2000, the fixed assets and accumulated depreciation are as follows:

	At Cost	Accumulated Depreciation	Net Book Value
Office equipment	$11,180	$765	10,415
Leasehold improvements	35,225	2,669	32,556
Vehicles	19,025	1,189	17,836
Computer equipment	15,693	879	14,814
	$81,123	$5,502	$75,621

Long-lived assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the Company's results of operations, cash flows or financial position.

Foreign currency translation

The functional currency of the parent Company T.Z.F. International Investments, Inc. is the United States Dollar and of T.Z.F. International Herbs Development Inc. is the Canadian Dollar and the reporting currency on a consolidated basis is the United States Dollar.

The assets, liabilities, and operations of the Company are expressed in the functional currency of the Company in United States Dollars. Operations of the subsidiary, T.Z.F. International Herbs Development Inc., are in Canadian Dollars and in conformity with US GAAP they are translated into the reporting currency, the United States Dollar.

Monetary assets and liabilities are translated at the current rate of exchange.

The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.

The gain or loss on translation is reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement are recognized in current net income.

Gains or losses from foreign currency transactions are recognized in current net income.

Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

Depreciation is remeasured at historical exchange rates that existed at the time the underlying related asset was acquired.

An analysis of the changes in the cumulative translation adjustment as disclosed as part of stockholders' equity, is as follows:

	Nine Months Ended September 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Beginning balance	$ -	$ -	$ -
Change during the period	572	-	-
Ending balance	$572	$ -	$ -

Fixed assets are translated at historical exchange rates that existed at the time of the transaction.

The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

Concentration of credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents which are not collateralized. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

Advances on inventory purchase, at costs

The advances on inventory purchases are recorded at cost. As at September 30, 2000, the Company paid $102,511 for inventory purchases. The products are subsequently received.

Note 3. CASH AND CASH EQUIVALENTS - $308,154

The total for cash and cash equivalents as at September 30, 2000, is made up as follows:

Cash in bank current accounts $ 280,275

Short term deposits - one month term GIC	27,879
Total	$308,154

Note 4. ACCOUNTS RECEIVABLE - $294,223

This balance represents the following:

Goods and Services Taxes refundable	$ 20,609
Trade account receivable	273,614
Total	$ 294,223

Note 5. PREPAID EXPENSE AND DEPOSIT - $5,384

The balance of prepaid expense and deposit as at September 30, 2000, is the deposit for two months payment of office lease in Richmond, B.C. Canada.

Note 6. TECHNOLOGY RIGHTS

By agreement dated December 15, 1999, Shenzhen Hengyunda Enterprises Co. Ltd. of P.R. China agreed to sell and assign certain information and rights relating to a series of products known as the Snow Lotus Tea series products to the BC Company.

The BC Company agreed to pay consideration of $4,038,229 for acquisition of these assets, through the issuance of 6,000,000 shares of its Class B common stock, which were valued for purposes of the acquisition, at a price of CAD$1.00 per share, thereby making the total consideration of CAD$6,000,000 (US$4,038,229).

Shenzhen Hengyunda Enterprises Co. Ltd. has warranted that there are no charges or encumbrances against the rights being acquired.

This agreement included the sale, assignment and transfer of all the right, title and interest in and to the Product Information and all the rights to use, exploit, develop or otherwise deal with the Product Information or the Project, including the right to register any Intellectual Property in connection with the Product, the same to be held and enjoyed by the BC Company and its successors and assigns as fully and effectively as the same would have been held and enjoyed by Shenzhen Hengyunda Enterprises Co. Ltd. had this transfer and assignment not been made.

Shenzhen Hengyunda Enterprises Co. Ltd. further agreed to execute and deliver all such documents and further assurances as may be necessary or desirable to give effect to the sale and assignment.

Amortization of the cost of the technology will commence when the products relating to the technologies are available to be marketed; which is expected to be effective January 1, 2001. The amortization period is for ten years on a straight-line basis.

Note 7. ACCOUNTS PAYABLE AND ACCRUED - $ 29,853

Details of the total of accounts payable and accrued as at September 30, 2000, are as follows:

Accounts payable - trade	$19,353
Frascona, Joiner, Goodman and Greenstein, P.C. accrued legal fees	5,000
Parker & co., C.A., accrued accounting fee	500
Moen and Company, accrued accounting fee	5,000
Total	$29,853

Note 8. ACCRUED PAYROLL DEDUCTIONS PAYABLE - $59,227

Detail of the total of accrued payroll deductions payable as at September 30, 2000, are as follows:

Accrued payroll deductions for Mr. Xin Chen	$29,613
Accrued payroll deductions for Mr. Eric Liu	29,614
Total	$59,227

Note 9. MANAGEMENT FEES PAYABLE - $185,724

Detail of the total of management fees payable as at September 30, 2000, are as follows:

Mr. Xin Chen	$ 88,682
Mr. Chung Yu	59,729
Mr. Eric Liu	37,133
Total	$185,724

Note 10. RELATED PARTY TRANSACTIONS

a) By a director resolution, each of Mr. Eric Liu, Director and Vice-president of the

Company, Mr. Chung Yu, Director and CEO of the Company, and Mr. Xin Chen, Director and Chairman of the Company, will be paid CAD$8,000 per month as remuneration, effective December 1, 1998. Payment of such director's fees may be deferred until such time as the Company has had a public offering, or as the Board of Directors otherwise decides in view of the financial situation of the Company.

As at September 30, 2000, management fees payable for which payment was deferred total $185,724 (see note 9).

b) The amount of $909,694 is due to related parties as at September 30, 2000. This amount is unsecured, non- interest bearing, with no specific terms of repayment. Details are as follows:

Mr. Xin Chen	$855,850
Mr. Chung Yu	53,884
Total	$909,694

c) A finder's fee of $129,900 was incurred by the Company, representing a fee due to Mr. Wang Yong of 10% of $1,299,000 of equity financing. The fee was paid by Mr. Xin Chen on behalf of the Company, of which $107,159 was reimbursed to Mr. Xin Chen. The amount of $22,741 is still owing to Mr. Xin Chen as at September 30, 2000, as outlined in (b) above.

Note 11. CAPITAL STOCK

a) Authorized: 100,000,000 common shares with a par value of $0.0001.

b) Issued and outstanding as at September 30, 2000 are as follows:

	Issued Date	Number of Shares	Share Capital	Additional Paid-in Capital	Total
Private placement					
	9/25/98	1,000,000	$1,000	$1,500	$2,500
Balance	12/31/98	1,000,000	1,000	1,500	2,500
Private placement	2/17/99	600,000	600	59,400	60,000
Balance	12/31/99	1,600,000	1,600	60,900	62,500

Cancellation of common stock	4/30/00	(1,000,000)	(1,000)	1,000	
Balance, before forward split	4/30/00	600,000	$600	$61,900	$62,500
10:1 forward split	5/15/00	6,000,000	600	61,900	62,500
Issuance of stock for services	5/15/00	250,000	25	252,375	252,400
Acquisition of the BC Company	5/15/00	18,451,843	1,845	5,351,087	5,352,932
Issuance for cash	7/4/00	340,000	34	343,216	343,250
Issuance for cash	9/30/00	615,466	62	621,286	621,348
Balance	9/30/00	25,657,309	$2,566	$6,629,864	$6,632,430

c) Outstanding Warrants of the BC Company at September 30, 2000

537,000 warrants to purchase 537,000 common shares exercisable at CAD$1.00 per share until December 17, 2000, and thereafter exercisable at CAD$2.00 per share until December 17, 2001.

2,830,109 warrants to purchase 2,830,109 common shares exercisable at CAD$1.50 per share until December 17, 2000, and thereafter exercisable at CAD$2.50 per share until December 17, 2001.

Note 12. INCOME TAXES

a) The most recent Federal Income Tax filing for the Company for the US was for the year ended December 31, 1999, disclosing no income taxes payable to the US Internal Revenue Service.

b) The most recent Federal Income Tax filing for the BC Company for Canada was for the year ended December 31, 1999. There is no indication of any income taxes payable to the Canadian Customs and Revenue Agency, except the amount included in payroll deductions payable, as disclosed in note 10, above. There is a loss carried forward in Canadian operations that may be applied towards future profits, as follows:

Year	Amount
2006	$ 19,393
2007	305,438

2008	709,627
Total	$1,034,458

No deferred income taxes are recorded as an asset. A reserve has been claimed which offsets the amount of tax credit available from use of the loss carry forward, because there is presently no indication that these tax losses will be utilized.

Note 13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and short term deposit, accounts receivable, prepaid expense and deposit, inventories, accounts payable and accrued, accrued payroll deductions payable, management fees payable and balances due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximated their carrying values.

Note 14. LEASE OBLIGATIONS

a) Canon Copier (NP-3825) Lease

On October 1, 1999, the Company entered into a 48 month lease with Dominion Technologies for a Canon Copier to be used by the Company. Lease payments are expensed as they are incurred. Lease obligations are as follows:

2000	CAD$664
2001	CAD$1,327
2002	CAD$1,327
2003	CAD$995

b) Computer Lease

On October 1, 1999, the Company entered into a 36 month lease with Dominion Technologies for computer equipment to be used by the Company. Lease payments are expensed as they are incurred. Lease obligations are as follows:

2000	CAD$1,474
2001	CAD$2,947
2002	CAD$2,210

c) Vehicles Lease

On July 29, 1999, the Company entered into a 36 month lease with Mercedes-Benz Credit of Canada Inc. for two vehicles to be used by the Company. Lease payments are expensed as they are incurred. Lease obligations are as follows:

2000	CAD$10,463
2001	CAD$20,927
2002	CAD$12,207

d) Lease of Premises

The Company entered into a lease for offices on April 26, 1999 with Omnia Overseas Trading Ltd. for three years for monthly rent and costs of CAD$3,133.51, commencing on July 1, 1999.

The first and the last months rent of CAD$6,631.15 is due at the time of signing. This amount has been paid and is recorded as prepaid expense and deposit as at September 30, 2000.

Summary of lease obligations

Year	CDN$	Equivalent US$
2000	$ 31,402	$ 21, 135
2001	62,803	42,269
2002	34,545	23,250
2003	995	670
	$161,146	$108,458

Note 15. PENSION AND EMPLOYMENT LIABILITIES

The Company does not have liabilities as at September 30, 2000, for pension, post-employment benefits or post-retirement benefits. The Company does not have a pension plan.

Note 16. DISTRIBUTORSHIP AGREEMENTS

a) As at June 23, 2000, the BC Company signed a Distribution Agent Agreement with Expediter Sales Ltd., a B.C. Corporation.

The BC Company granted Expediter Sales Ltd. an exclusive right to sell Snow Lotus Tea within Canada for a period of two years effective on the date of the Distribution Agent Agreement.

Expediter Sales Ltd. has agreed to sell no less than 22,152 bottles per month of Snow Lotus Tea, and the sales price for Expediter Sales Ltd. is CAD$18.00 per bottle. The BC Company may terminate this agreement without notice if Expediter Sales Ltd. cannot reach the above sales for three consecutive months.

b) As at August 6, 2000, the BC Company signed a Distribution Agent Agreement with Gordford Kingdom, Ltd., a Hong Kong Corporation.

The BC Company granted Gordford Kingdom Ltd. an exclusive right to sell Snow Lotus Tea within the territory of Hong Kong for a period of two years commencing December 1, 2000.

Gordford Kingdom Ltd. has agreed to order a minimum of 132,912 bottles of Snow Lotus Tea within the first year and will expect to order 265,824 bottles in the second year at a price of US$12.88 per bottle CIF Hong Kong.

Note 17. SUBSEQUENT EVENTS

Distributorship Agent Agreements

Subsequent to September 30, 2000, the BC Company signed the following Distribution Agent Agreement:

a) At as October 10, 2000, the BC Company signed a Distribution Agent Agreement with Lobeska Hurtownia Lekow, a Poland Corporation.

The BC Company granted Lobeska Hurtownia Lekow an exclusive right to sell Snow Lotus Tea within the territory of Poland for a period of two years commencing May 1, 2001.

Lobeska Hurtownia Lekow has agreed to order a minimum of 22,152 bottles of Snow Lotus Tea within the first year and will expect to order 66,456 bottles in the second year at a price of US$16.80 per bottle CIF Poland.

b) As at October 10, 2000, the BC Company signed a Distribution Agent Agreement with Adler Apotheke, a Germany Corporation.

The BC Company granted Adler Apotheke a right to sell Snow Lotus Tea within the territory of Germany for a period of two years, commencing February 1, 2001.

Adler Apotheke has agreed to order a minimum of 88,608 bottles of Snow Lotus Tea within the first year and will expect to order 172,216 bottles in the second year at a price of

US$16.80 per bottle CIF Germany.

c) As at October 10, 2000, the BC Company signed a Distribution Agent Agreement with Zickgraf Europe, a Holland Corporation.

The BC Company granted Zickgraf Europe a right to sell Snow Lotus Tea within the territory of Holland for a period of two years commencing April 1, 2001.

Zickgraf Europe has agreed to order a minimum of 22,152 bottles of Snow Lotus Tea within the first year and will expect to order 44,304 bottles in the second year at a price of US$16.80 per bottle CIF Holland.

d)   As at October 10, 2000, the BC Company signed a Distribution Agent Agreement with Jabal Tuwayq, a Saudi Arabia Corporation.

The BC Company granted Jabal Tuwayq a right to sell Snow Lotus Tea within the territory of Saudi Arabia for a period of two years commencing February 1, 2001.

Jabal Tuwayq has agreed to order a minimum of 44,304 bottles of Snow Lotus Tea within the first year and will expect to order 88,608 bottles in the second year at a price of US$16.80 per bottle CIF Saudi Arabia.

Acquisition of Tian'an Investments Limited

The BC Company signed an agreement to acquire 100% of issued and outstanding shares of Tian'an Investment Limited ("Tian'an"), a British Virgin Islands company with an office in Hong Kong, on June 17, 2000 and as amended on August 22, 2000.

Tian'an's only asset is its 100% ownership of Tian'an (Xiamen) Pharmacy, a manufacturer of Chinese traditional and herbal medicine. On July 5, 2000, the BC Company paid HK$6,638,318.09 as an installment towards payment of the total purchase price of HK$21,500,000. The Company is currently conducting its due diligence investigation with respect to the proposed acquisition. In the event it is satisfied with the results of its due diligence investigation, a second payment of HK$6,261,681.91 is required to be made on or before October 20, 2000 (subsequently paid by Mr. Xin Chen, Director of the Company). The purchase transaction is scheduled to close December 20, 2000, and payment of the balance (HK$8,600,000) of the purchase price will be due at closing.

Source of funds for payment of the purchase is expected to be derived from debt and equity financing.

Acquisition of The Second Pharmacy Factory of Yancheng, China

On September 12, 2000, the BC Company signed an agreement with the Government of Jianhu County of Jiangshu Province, P. R. China.

The BC Company agreed to acquire 100% of the assets of The Second Pharmacy Factory of Yancheng for a consideration of investing Chinese Yuan ("RMB") 14,000,000 (equivalent US$1,692,866) in the Factory, with the first payment of RMB3,000,000 (equivalent US$362,757) within 10 days of this agreement (paid by Mr. Xin Chen, Director of the Company on September 18, 2000) and the balance of RMB11,000,000 (equivalent US$1,330,109) is due by November 30, 2000.

Acquisition of T.Z.F. Internet Technical Ltd., Shenzhen, china

By an agreement dated September 14, 2000 with Shenzhen Shenqi Investments Co. Ld. (90% ownership of T.Z.F. Internet Technical Ltd.), Shenzhen Xinhai Industries and Commerce Development Co. Ltd. (9.75% ownership of T.Z.F. Internet Technical Ltd.) and Guangdong Gelin Enterprises Co. Ltd. (0.75% ownership of T.Z.F. Internet Technical Ltd.), the Company agreed to acquire 100% of the issued and outstanding shares of T.Z.F. Internet Technical Ltd. for a total consideration of $3,000,000 with the first payment of $596,046 by September 30, 2000 (paid - $148,646 paid by the Company and $447,400 paid by Mr. Xin Chen, Director of the Company) and the balance of $2,403,954 is due by the date of all the shares transferred. Mr. Xin Chen will guarantee the payment if the Company have no sufficient funds to pay the balance.

Summary of Deposits on Proposed Acquisitions

Tian'an Investment Limited	$853,504
The Second Pharmacy Factory of Yancheng	362,757
T.Z.F. Internet Technical Ltd.	596,046
	$1,812,307
Foreign exchange difference	12,617
	$1,824,924

NOTE 18.   UNAUDITED FINANCIAL INFORMATION

The accompanying financial information as of September 30, 2000 is unaudited. These financial statements include all of the adjustments which, in the opinion of management, are necessary to fair presentation of the Company's financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the Company's audited financial statements at December 31, 1999.